EXHIBIT 99.11
Indian GAAP Standalone

AUDITORS' REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 30 September 2006, the Profit and Loss Account of the Company for the quarter and half year ended on that date and Cash Flow Statement of the Company for the half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)   we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)   in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)   the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)   in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e)   in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)   in the case of the Balance Sheet, of the state of affairs of the Company as at 30 September 2006;
(ii)   in the case of the Profit and Loss Account, of the profit of the Company for the quarter and half year ended on that date; and
(iii)   in the case of the Cash Flow Statement, of the cash flows of the Company for the half year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 October 2006

in Rs. crore
Balance Sheet as at	Schedule	September 30, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	278	138
Reserves and surplus	2	8,273	6,759
		8,551	6,897
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		3,417	2,837
Less: Accumulated depreciation		1,481	1,275
Net book value		1,936	1,562
Add: Capital work-in-progress		481	571
		2,417	2,133
INVESTMENTS	4	3,442	876
DEFERRED TAX ASSETS	5	68	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,957	1,518
Cash and bank balances	7	804	3,279
Loans and advances	8	1,478	1,252
		4,239	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,000	808
Provisions	10	615	1,409
NET CURRENT ASSETS		2,624	3,832
		8,551	6,897

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
October 11, 2006	Company Secretary

in Rs. crore, except per share data
Profit and Loss Account for the		Quarter ended		Half-year ended
	Schedule	September 30,		September 30,
		2006	2005	2006	2005
Income from software services and products		3,273	2,170	6,140	4,137
Software development expenses	11	1,796	1,167	3,411	2,231
GROSS PROFIT		1,477	1,003	2,729	1,906
Selling and marketing expenses	12	180	125	348	244
General and administration expenses	13	243	173	453	310
		423	298	801	554
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		1,054	705	1,928	1,352
Interest		-	-	-	-
Depreciation		110	90	207	165
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		944	615	1,721	1,187
Other income, net	14	66	45	195	76
Provision for investments		-	1	3	1
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		1,010	659	1,913	1,262
Provision for taxation	15	114	67	218	146
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		896	592	1,695	1,116
Income on sale of Investments, net of taxes (refer to note 22.2.21)		-	-	6	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		896	592	1,701	1,116
Balance Brought Forward		2,995	1,952	2,195	1,428
Less: Residual dividend paid		-	-	4	-
Dividend tax on the above		-	-	1	-
		2,995	1,952	2,190	1,428
AMOUNT AVAILABLE FOR APPROPRIATION		3,891	2,544	3,891	2,544
Dividend
Interim		278	177	278	177
Final		-	-	-	-
Total dividend		278	177	278	177
Dividend tax		39	25	39	25
Amount transferred to general reserve		-	-	-	-
Balance in profit and loss account		3,574	2,342	3,574	2,342
		3,891	2,544	3,891	2,544
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		16.15	10.87	30.61	20.54
Diluted		15.79	10.57	29.90	19.96
After exceptional Items
Basic		16.15	10.87	30.72	20.54
Diluted		15.79	10.57	30.01	19.96
Number of shares used in computing earnings per share
Basic		55,47,72,296	54,42,02,438	55,37,98,511	54,30,96,662
Diluted		56,77,46,039	56,00,61,300	56,69,42,396	55,88,90,590
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
October 11, 2006	Company Secretary

in Rs. crore
Cash Flow Statement for the		Half-year ended
		September 30,
	Schedule	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional items		1,913	1,262
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		207	165
Interest and dividend income		(117)	(78)
Profit on sale of liquid mutual funds		(6)	-
Provision for investments		3	1
Effect of exchange differences on translation of foreign currency cash and cash equivalents		25	(7)
Changes in current assets and liabilities
Sundry debtors		(439)	9
Loans and advances	16	(211)	34
Current liabilities and provisions	17	198	57
Income taxes paid	18	(163)	(161)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,410	1,282
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(491)	(539)
Proceeds on disposal of fixed assets		-	-
Investment in subsidiaries (refer to note 22.2.16)		(553)	(22)
Investments in securities (refer to note 22.2.16)	20	(2,010)	(1,088)
Interest and dividend income		117	78
Cash flow from investing activities before exceptional items		(2,937)	(1,571)
Proceeds on sale of Long Term Investments (Net of taxes)		6	-
NET CASH USED IN INVESTING ACTIVITIES		(2,931)	(1,571)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		288	249
Dividends paid during the period		(1,065)	(176)
Dividend Tax paid during the period		(150)	(25)
NET CASH USED IN FINANCING ACTIVITIES		(927)	48
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(25)	7
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(2,473)	(234)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		3,779	1,683
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	1,306	1,449

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President,	Director
Membership No. 32815	and Chief Mentor	and Managing Director	Chief Operating Officer and
Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
October 11, 2006	Company Secretary

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		September 30, 2006	March 31, 2006
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	278	138
	55,57,85,001 (27,55,54,980) equity shares fully paid up
	[Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		278	138
	Forfeited shares amounted to Rs.1,500 (Rs. 1,500/-)

	* For details of options in respect of equity shares, refer to note 22.2.11
	* Also refer to note 22.2.20 for details of basic and diluted shares

2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	286	571
	Income tax benefit arising from exercise of stock options	-	72
		1,829	1,543
	General reserve - As at April 1,	3,015	2,773
	Less: Gratuity transitional liability (refer to note 22.2.22)	13	-
	Less: Capitalized on issue of bonus shares	138	-
	Add: Transferred from the Profit and Loss Account	-	242
		2,864	3,015
	Balance in Profit and Loss Account	3,574	2,195
		8,273	6,759

3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
		April 1,		Retirement	September 30,	April 1,	Period	Retirement	September 30,	September 30,	March 31,
		2006			2006	2006			2006	2006	2006
	Land : free-hold *	34	4	-	38	-	-	-	-	38	34
	leasehold	104	16	4	116	-	-	-	-	116	104
	Buildings*	1,022	276	-	1,298	179	38	-	217	1,081	843
	Plant and machinery*	559	106	-	665	305	47	-	352	313	254
	Computer equipment*	700	121	1	820	516	93	1	608	212	184
	Furniture and fixtures*	417	61	-	478	275	28	-	303	175	142
	Vehicles	1	1	-	2	-	1	-	1	1	1
		2,837	585	5	3,417	1,275	207	1	1,481	1,936	1,562
	Previous Period	2,183	462	6	2,639	1,006	165	6	1,165	1,474
	Previous year	2,183	799	145	2,837	1,006	409	140	1,275	1,562

Note: Buildings include Rs.250/- being the value of 5 shares of Rs.50/- each in Mittal Towers Premises Co-operative Society Limited.

* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 22.2.6 for details in Rs. crore
Schedules to the Balance Sheet as at		September 30, 2006	March 31, 2006
4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Ltd, India
	3,32,49,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	555	25
	Infosys Technologies ( China) Co. Limited	32	23
	Infosys Technologies ( Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	2,00,00,000 (1,70,00,000) common stock of US $1.00 par value, fully paid	90	76
		743	190
	In other investments*	11	16
	Less: Provision for investments	11	14
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	2,699	684
		3,442	876
	Aggregate amount of unquoted investments	3,442	876
	* Refer to note 22.2.16 for details of investments

5	DEFERRED TAX ASSETS
	Fixed assets	65	54
	Sundry debtors	3	2
		68	56
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	21	8
	Other debts
	Unsecured
	considered good	1,957	1,518
	considered doubtful	1	2
		1,979	1,528
	Less: Provision for doubtful debts	22	10
		1,957	1,518
	* Includes dues from companies where directors are interested	3	2

7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	171	169
	In deposit accounts	348	2,735
	Balances with non-scheduled banks in foreign currency **
	In current accounts	285	375
		804	3,279
	*Includes balance in unclaimed dividend account	3	3
	**Refer to note 22.2.13 for details of balances in non-scheduled banks

8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 22.2.7)	24	14
	Advances
	prepaid expenses	28	27
	for supply of goods and rendering of services *	16	9
	advance to gratuity trust	8	-
	others	24	14
		100	64
	Unbilled revenues	330	203
	Advance income tax	293	267
	Loans and advances to employees
	housing and other loans	43	49
	salary advances	55	61
	Electricity and other deposits	18	16
	Rental deposits	12	12
	Deposits with financial institution and body corporate (refer to note 22.2.14)	623	580
	Mark to Market on options/ forward contracts	4	-
		1,478	1,252
	Unsecured, considered doubtful
	Loans and advances to employees	1	-
		1,479	1,252
	Less: Provision for doubtful loans and advances to employees	1	-
		1,478	1,252
	* Includes advances to subsidiary company	2	6

9	CURRENT LIABILITIES
	Sundry creditors
	goods and services	13	6
	accrued salaries and benefits
	salaries	13	6
	bonus and incentives	184	233
	unavailed leave	96	80
	for other liabilities
	provision for expenses	220	166
	retention monies	12	13
	withholding and other taxes payable	127	82
	for purchase of intellectual property rights	20	19
	Mark to market on options/ forward contracts	-	2
	others	4	3
		689	610
	Advances received from clients	8	7
	Unearned revenue	300	188
	Unclaimed dividend	3	3
		1,000	808
10	PROVISIONS
	Proposed dividend	278	1,061
	Provision for
	tax on dividend	39	149
	income taxes *	280	187
	post-sales client support and warranties	18	12
		615	1,409
	* Refer to note 22.2.12

in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended		Half-year ended
		September 30,		September 30,
		2006	2005	2006	2005
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,343	865	2,543	1,645
	Overseas group health insurance	23	12	40	23
	Contribution to provident and other funds	38	21	68	40
	Staff welfare	10	6	18	11
	Technical sub-contractors - subsidiaries	165	94	287	174
	Technical sub-contractors - others	54	24	97	55
	Overseas travel expenses	65	57	135	111
	Visa charges and others	15	29	64	47
	Software packages
	for own use	49	33	83	65
	for service delivery to clients	1	8	15	18
	Communication expenses	13	12	26	25
	Computer maintenance	5	3	10	7
	Consumables	7	4	12	7
	Rent	4	3	7	6
	Provision for post-sales client support and warranties	4	(4)	6	(3)
		1,796	1,167	3,411	2,231
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	111	68	217	135
	Overseas group health insurance	1	1	1	2
	Contribution to provident and other funds	-	-	1	-
	Staff welfare	1	-	1	-
	Overseas travel expenses	21	16	45	29
	Visa charges and others	1	1	1	4
	Traveling and conveyance	1	1	2	2
	Commission and earnout charges	11	8	19	18
	Brand building	15	12	27	22
	Professional charges	6	10	11	15
	Rent	4	3	8	7
	Marketing expenses	5	3	8	6
	Telephone charges	1	1	2	2
	Communication expenses	-	-	-	-
	Printing and stationery	-	1	1	1
	Advertisements	1	-	2	1
	Office maintenance	-	-	-	-
	Sales promotion expenses	1	-	1	-
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	1	-
	Computer maintenance	-	-	-	-
	Power and fuel	-	-	-	-
	Insurance charges	-	-	-	-
	Rates and taxes	-	-	-	-
	Bank charges and commission	-	-	-	-
	Miscellaneous expenses	-	-	-	-
		180	125	348	244
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	44	29	82	58
	Overseas group health insurance	-	-	-	-
	Contribution to provident and other funds	3	2	6	4
	Professional charges	38	25	66	40
	Telephone charges	28	21	53	36
	Power and fuel	23	16	44	30
	Traveling and conveyance	21	16	40	29
	Overseas travel expenses	6	2	9	6
	Visa charges and others	-	1	1	2
	Office maintenance	25	16	46	29
	Guest house maintenance*	-	-	1	1
	Insurance charges	7	5	12	11
	Printing and stationery	3	2	6	5
	Donations	5	5	9	8
	Rent	4	2	8	5
	Advertisements	3	4	3	7
	Repairs to building	7	5	10	8
	Repairs to plant and machinery	3	3	6	5
	Rates and taxes	3	3	12	5
	Professional membership and seminar participation fees	3	2	4	4
	Postage and courier	2	1	5	3
	Books and periodicals	1	1	2	2
	Provision for bad and doubtful debts	8	9	19	9
	Provision for doubtful loans and advances	-	-	-	-
	Commission to non-whole time directors	1	1	1	1
	Freight charges	-	-	-	-
	Bank charges and commission	1	1	1	1
	Research grants	3	-	5	-
	Auditor's remuneration
	statutory audit fees	-	-	-	-
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Miscellaneous expenses (refer to note 22.2.15)	1	1	2	1
		243	173	453	310
	*For non training purposes

14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	21	23	70	47
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	30	18	47	31
	Miscellaneous income (refer to note 22.2.15)	4	4	14	7
	Exchange differences	11	-	64	(9)
		66	45	195	76
	*Tax deducted at source	5	5	18	10
15	PROVISION FOR TAXATION
	Income taxes*	119	70	230	152
	Deferred taxes	(5)	(3)	(12)	(6)
		114	67	218	146
	*Refer to note 22.2.12

in Rs. crore
Schedules to Cash Flow Statements for the		Half-year ended
		September 30,
		2006	2005
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	1,478	1,007
	Add: Gratutity transitional liability (refer to Note 22.2.22)	13	-
	Less: Deposits with financial institutions and body corporates
	included in cash and cash equivalents	(502)	(157)
	Advance income taxes separately considered	(293)	(493)
		696	357
	Less: Opening balance considered	(485)	(391)
		211	(34)
	* includes loans to subsidiary

17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	1,615	1,485
	Less: Provisions separately considered in the cash flow statement
	Income taxes	(280)	(627)
	Dividends	(278)	(177)
	Dividend tax	(39)	(25)
		1,018	656
	Less: Opening balance considered	(820)	(599)
		198	57
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	218	146
	Add: Increase in advance income taxes	26	90
	Increase/(Decrease) in deferred taxes	12	6
	Less: (Increase)/Decrease in income tax provision	(93)	(81)
		163	161
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
	WORK-IN-PROGRESS
	As per the Balance Sheet*	581	462
	Less: Opening Capital work-in-progress	(571)	(318)
	Add: Closing Capital work-in-progress	481	395
		491	539
	* Excludes Rs 4 crore (Rs 4 crore) towards movement of land from Leasehold to Freehold
20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	3,442	2,438
	Add: Provisions on investments	3	1
		3,445	2,439
	Less: Investment in subsidiaries	(553)	(22)
	Profit on sale of liquid mutual funds	(6)	-
	Opening balance considered	(876)	(1,329)
		2,010	1,088
	* Refer to note 22.2.16 for investment and redemptions

21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	804	1,292
	Add: Deposits with financial institutions, included herein	502	157
		1,306	1,449

Schedules to the Financial Statements for the quarter and half-year ended September 30, 2006

22 Significant accounting policies and notes on accounts

Company overview
Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.

22.1 Significant accounting policies

22.1.1 Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2 Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6 Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs.5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7 Retirement benefits to employees

22.1.7.a Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates.The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share
In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

22.1.13. Investments
Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

22.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses

in Rs. Crore
	Quarter ended		Half-year ended
Particulars	September 30,		September 30,
	2006	2005	2006	2005
Salaries and bonus including overseas staff expenses	1,498	962	2,842	1,838
Contribution to provident and other funds	41	23	75	44
Staff welfare
Staff welfare	11	6	19	11
Group health insurance and others	-	-	-	-
Overseas group health insurance	24	13	41	25
Overseas travel expenses	92	75	189	146
Visa charges and others	16	31	66	53
Traveling and conveyance	22	17	42	31
Technical sub-contractors - subsidiaries	165	94	287	174
Technical sub-contractors - others	54	24	97	55
Software packages
for own use	49	33	84	65
for service delivery to clients	1	8	15	18
Professional charges	44	35	77	55
Telephone charges	29	22	55	38
Communication expenses	13	12	26	25
Power and fuel	23	16	44	30
Office maintenance	25	16	46	29
Guest house maintenance*	-	-	1	1
Commission and earnout charges	11	8	19	18
Brand building	15	12	27	22
Rent	12	8	23	18
Insurance charges	7	5	12	11
Computer maintenance	5	3	10	7
Printing and stationery	3	3	7	6
Consumables	7	4	12	7
Donations	5	5	9	8
Advertisements	4	4	5	8
Marketing expenses	5	3	8	6
Other miscellaneous expenses	-	-	-	-
Repairs to building	7	5	10	8
Repairs to plant and machinery	3	3	6	5
Rates and taxes	3	3	12	5
Professional membership and seminar participation fees	3	2	4	4
Postage and courier	2	1	5	3
Provision for post-sales client support and warranties	4	(4)	6	(3)
Books and periodicals	1	1	2	2
Provision for bad and doubtful debts	8	9	19	9
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	1	1	1	1
Sales promotion expenses	1	-	1	-
Freight charges	-	-	-	-
Bank charges and commission	1	1	1	1
Auditor's remuneration
statutory audit fees	-	-	-	-
certification charges	-	-	-	-
others	-	-	-	-
out-of-pocket expenses	-	-	-	-
Research grants	3	-	5	-
Miscellaneous expenses (refer to note 22.2.15)	1	1	2	1
	2,219	1,465	4,212	2,785
Fringe Benefit Tax (FBT) in India included in the above	4	3	8	6

*for non training purposes

22.2.2. Capital commitments and contingent liabilities

in Rs. Crore
	As at
Particulars	September 30, 2006	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	514	509
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	25	20
Claims against the company, not acknowledged as debts*	19	14
(Net of Amount Rs. 138 (Rs. 138) crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 80,000,000	US $ 100,000,000
(Equivalent approximate in Rs. crore)	368	445
Range barrier options in US $	US $ 240,000,000	US $ 210,000,000
(Equivalent approximate in Rs. crore)	1,103	934
Range barrier options in Euro	Euro 10,000,000	Euro 3,000,000
(Equivalent approximate in Rs. crore)	58	16
Range barrier options in GBP	GBP 10,000,000	GBP 3,000,000
(Equivalent approximate in Rs. crore)	86	23

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs.135 crore (135 crore), including interest of Rs 33 crore (Rs 33 crore), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

"The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the company has been substantially upheld by the appellate authority. "

22.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)
in Rs. Crore
	Quarter ended		Half-year ended
Particulars	September 30,		September 30,
	2006	2005	2006	2005

Capital goods	95	70	148	116
Software packages	2	4	3	4
	97	74	151	120

22.2.5. Activity in foreign currency

in Rs. Crore
	Quarter ended		Half-year ended
Particulars	September 30,		September 30,
	2006	2005	2006	2005
Earnings in foreign currency (on receipts basis)
Income from software services and products	3,037	2,079	5,575	4,125
Interest received on deposits with banks	4	2	7	2
Expenditure in foreign currency (on payments basis)
Travel expenses	86	83	189	156
Professional charges	20	12	32	18
Technical Sub-Contractors - Subsidiaries	160	87	275	158
Other expenditure incurred overseas for software development	938	611	1,870	1,243
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	1,837	1,289	3,216	2,553

22.2.6.Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
	Quarter ended		Half-year ended
Particulars	September 30,		September 30,
	2006	2005	2006	2005

Lease rentals recognized during the period	12	8	23	18

in Rs. Crore
Lease obligations		As at
		September 30, 2006		March 31, 2006

Within one year of the balance sheet date		33		24
Due in a period between one year and five years		103		100
Due after five years		57		61
		193		185

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at September 30, 2006 and March 31, 2006 :

in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	40	7	33
	33	5	28
Plant and machinery	19	9	10
	16	7	9
Computers	2	2	-
	2	2	-
Furniture & fixtures	11	9	2
	11	8	3
Total	72	27	45
	62	22	40

The aggregate depreciation charged on the above for the quarter and half year ended September 30, 2006 amounted to Rs. 2 crore and Rs. 5 crore respectively (Rs 1 crore and Rs 1 crore for the quarter and half year ended September 30, 2005 respectively).

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 22.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	September 30, 2006	March 31, 2006

Within one year of the balance sheet date	12	11
Due in a period between one year and five years	10	17
Due after five years	-	-
	22	28

The rental income from Infosys BPO for the quarter and half year ended September 30, 2006 amounted to Rs. 4 crore and Rs. 8 crore respectively (Rs 3 crore and Rs 5 crore for the quarter and half year ended September 30, 2005 respectively).

22.2.7. Related party transactions

List of related parties:
Name of the related party	Country	Holding, as at
		September 30, 2006	March 31, 2006
Infosys BPO Ltd	India	96.70%	71.74%
Infosys Technologies ( Australia), Pty Limited	Australia	100%	100%
Infosys Technologies ( China) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Progeon s. r. o *	Czech Republic	96.70%	71.74%
* Progeon s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter and half year ended September 30, 2006 and 2005 are as follows:

in Rs. Crore
Particulars	Quarter ended		Half-year ended
	September 30,		September 30,
	2006	2005	2006	2005
Capital transactions:
Financing transactions
Infosys China	9	-	9	-
Infosys Consulting	-	22	14	22
Rental deposit repaid
Infosys BPO	-	2	-	2
Loans
Infosys China	-	-	9	-
Revenue transactions:
Purchase of services
Infosys BPO (Including Progeon s.r.o)	3	-	5	1
Infosys Australia	103	61	174	119
Infosys China	10	2	16	3
Infosys Consulting	47	30	89	51
Interest Income
Infosys China	-	-	1	-
Sale of services
Infosys Australia	1	1	2	3
Infosys China	1	-	2	1
Infosys Consulting	-	1	-	-
Sale of shared services including facilities and personnel
Infosys BPO (Including Progeon s.r.o)	7	4	15	9
Infosys Consulting	1	1	2	2

Details of amounts due to or due from and maximum dues from subsidiaries for the quarter ended September 30, 2006 and year ended March 31,2006 :

in Rs. Crore
Particulars	As at
	September 30, 2006	March 31, 2006

Loans and advances
Infosys China	25	20
Maximum balances of loans and advances
Infosys BPO (Including Progeon s.r.o)	1	3
Infosys Australia	24	28
Infosys China	25	20
Infosys Consulting	14	-

During the quarter and half year ended September 30, 2006, an amount of Rs. 5 crore and Rs 9 crore respectively (Rs 4 crore and Rs 7 crore for the quarter and half year ended September 30, 2005 respectively ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended September 30, 2006 and September 30, 2005 have been detailed in Schedule 22.3 since the amounts are less than a crore.

22.2.9. Research and development expenditure

in Rs. Crore
	Quarter ended		Half-year ended
Particulars	September 30,		September 30,
	2006	2005	2006	2005

Revenue	41	25	73	51
	41	25	73	51

22.2.10. Dues to small-scale industrial undertakings

As at September 30, 2006 and March 31, 2006, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11. Stock option plans
The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Half-year ended
	September 30,		September 30,
	2006	2005	2006	2005

Options outstanding, beginning of period	42,49,610	59,08,936	45,46,480	61,08,580
Granted	-	-	-	-
Less: exercised	(495,021)	(376,496)	(675,571)	(547,460)
forfeited	(21,040)	(38,976)	(137,360)	(67,656)
Options outstanding, end of period	37,33,549	54,93,464	37,33,549	54,93,464

1999 Stock Option Plan ("the 1999 Plan)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Half-year ended
	September 30,		September 30,
	2006	2005	2006	2005

Options outstanding, beginning of period	1,67,52,788	2,64,62,242	1,91,79,074	2,81,09,874
Granted	-	-	-	-
Less: exercised	(1,603,628)	(2,096,794)	(3,999,470)	(3,630,466)
forfeited	(22,821)	(117,072)	(53,265)	(231,032)
Options outstanding, end of period	1,51,26,339	2,42,48,376	1,51,26,339	2,42,48,376

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12. Income taxes
The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks ("STPs). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

22.2.13. Cash and bank balances

Details of balances as on balance sheet dates and the maximum balances during the period with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	September 30, 2006	March 31, 2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	1	1
Bank of America, Palo Alto, USA	139	229
Bank of China, Beijing, China	-	-
Citibank NA, Melbourne, Australia	52	39
Citibank NA, Hongkong	-	-
Citibank NA, Singapore	-	-
Citibank NA, Tokyo, Japan	-	1
Citibank NA, Sharjah, UAE	-	-
Deutsche Bank, Brussels, Belgium	9	8
Deutsche Bank, Frankfurt, Germany	4	21
Deutsche Bank, Amsterdam, Netherlands	1	4
Deutsche Bank, Paris, France	1	1
Deutsche Bank, Spain	1	-
Deutsche Bank, Zurich, Switzerland	1	6
HSBC Bank PLC, Croydon, UK	69	60
ICICI Bank UK Ltd., London, UK	-	-
Nordbanken, Stockholm, Sweden	1	-
Nova Scotia Bank, Toronto, Canada	-	-
Royal Bank of Canada, Toronto, Canada	6	4
Svenska Handels Bank, Stockholm, Sweden	-	1
UFJ Bank, Tokyo, Japan	-	-
ICICI Bank - Toronto, Canada	-	-

	285	375

in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended		Half-year ended
	September 30,		September 30,
	2006	2005	2006	2005
In current accounts
ABN Amro Bank , Taipei, Taiwan	1	1	1	1
Bank of America, Palo Alto, USA	614	264	614	271
Bank of China, Beijing, China	-	-	-	-
Citibank NA, Melbourne, Australia	52	37	52	54
Citibank NA, Hongkong	-	-	-	-
Citibank NA, Singapore	-	-	-	-
Citibank NA, Tokyo, Japan	9	36	13	36
Citibank NA, Sharjah, UAE	-	-	-	-
Deutsche Bank, Brussels, Belgium	23	22	24	31
Deutsche Bank, Frankfurt, Germany	31	33	31	33
Deutsche Bank, Amsterdam, Netherlands	4	1	5	1
Deutsche Bank, Paris, France	5	5	6	5
Deutsche Bank, Spain	1	-	1	-
Deutsche Bank, Zurich, Switzerland	26	13	26	13
HSBC Bank PLC, Croydon, UK	237	41	237	41
ICICI Bank UK Ltd., London, UK	-	14	-	33
Nordbanken, Stockholm, Sweden	1	-	1	-
Nova Scotia Bank, Toronto, Canada	-	-	-	-
Royal Bank of Canada, Toronto, Canada	37	9	37	13
Svenska Handels Bank, Stockholm, Sweden	1	1	1	1
UFJ Bank, Tokyo, Japan	34	28	34	28
ICICI Bank - Toronto, Canada	-	5	-	7

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 5 crore as at September 30, 2006 (as at March 31, 2006 Rs. 25 crore).

22.2.14. Loans and advances

"Advances mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:-

in Rs. crore
Particulars	As at
	September 30, 2006	March 31, 2006
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	502	500
Life Insurance Corporation of India	121	80
	623	580
Interest accrued but not due (included above)	2	-

Maximum balance held as deposits with financial institutions:-

in Rs. crore
	Quarter ended		Half-year ended
	September 30,		September 30,
	2006	2005	2006	2005
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	502	201	502	201
Life Insurance Corporation of India	130	105	130	105

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15. Fixed assets
Profit / (loss) on disposal of fixed assets during the quarter and half year ended September 30, 2006 and September 30, 2005 are less than Rs. 1 crore and accordingly disclosed in note 22.3

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended		Half-year ended
	September 30,		September 30,
	2006	2005	2006	2005

Charged during the period	5	8	6	9

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold under "Fixed assets in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at September 30, 2006.

22.2.16. Details of Investments

in Rs. crore
Particulars	As at
	September 30, 2006	March 31, 2006
Long- term investments
CiDRA Corporation, USA
Nil (14,124) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	-	5
Nil (72,539) Class A common stock, par value US$ 0.001 each	-	-
Nil (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	-	-
CyVera Corporation, USA
Nil (25,641) , Series A preferred stock par value US$0.001	-	-
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
Illumina Inc.
Nil (758) common stock at USD 0.01 per share	-	-
	11	16
Less: Provision for investment	11	14
	-	2

Current investments - Liquid Mutual Funds

in Rs. crore
Particulars	Number of units as at		Amount as at
	September 30, 2006	March 31, 2006	September 30, 2006	March 31, 2006

Birla Cash Plus - Institutional Premium - Fortnightly Dividend Payout	14,90,89,761	9,94,77,727	150	100
CanLiquid Fund - Institutional Weekly Dividend	14,43,13,867	5,97,28,831	145	60
DBS Chola Liquid Institutional Plus - Weekly Dividend	42,187,329	4,63,08,937	50	54
DWS Insta Cash Plus Fund - Institutional Plan - Monthly Dividend	10,94,19,305	-	110	-
DSP Merill Lynch Liquidity Fund Weekly - Institutional Plan - Dividend	14,98,166	-	150	-
HDFC Liquid Fund - Premium Plus Plan - Dividend	121,089,913	-	150	-
HSBC Cash Fund - Institutional Plus - Monthly Dividend	149,701,909	-	150	-
ING Vysya Liquid Fund Institutional - Weekly Dividend Option	148,276,228	7,88,74,225	149	79
Kotak Liquid (Institutional) - Weekly Dividend	149,384,077	-	150	-
Principal Cash Management Fund Liquid Option - Institutional Plan - Dividend Payout - Monthly	149,908,556	-	150	-
Prudential ICICI Institutional Liquid Plan - Super Institutional Monthly Dividend	-	-	-	-
Sundaram BNP Paribas Money Fund Super Institutional Monthly Dividend	49,260,113	2,96,83,287	50	30
UTI Liquid Cash Plan Institutional - Monthly Income Option - Payout	1,464,979	14,77,424	150	150
TATA Liquid Super High Investment Fund - Monthly Dividend	1,309,379	13,31,587	150	150
ABN Amro Cash Fund - Institutional Monthly Dividend	35,000,000	-	35	-
DWS Money Plus Fund Regular Plan Monthly Dividend	39,641,247	-	40	-
Templeton India Treasury Management Account Super Institutional Plan Weekly Dividend Payout	1,475,293	-	150	-
Prudential ICICI Institutional Liquid Plan - Super Institutional Monthly Dividend	149,552,344	-	150	-
JM High Liquidity Fund - Super Institutional Plan - Weekly Dividend	24,776,516	-	25	-
Reliance Liquidity Fund - Monthly Dividend Option	140,952,815	-	150	-
SBI Mangnum Institutional Income - Savings - Weekly Dividend	137,238,413	-	145	-
Standard Chartered Liquidity Manager - Plus - Monthly Dividend	1,495,898	-	150	-
LICMF Liquid Fund - Dividend Plan	137,520,214	5,54,51,349	151	61
			2,699	684

At cost			1,955	624
At fair value			744	60
			2,699	684

Details of investments in and disposal of securities during the quarter and half year ended September 30, 2006 and 2005:-

in Rs. crore
	Quarter ended		Half-year ended
Particulars	September 30,		September 30,
	2006	2005	2006	2005
Investment in securities
Subsidiaries	9	22	553	22
Long-term investments	-	-	-	-
Liquid Mutual funds	1,240	1,320	2,890	1,558
	1,249	1,342	3,443	1,580
Redemption / Disposal of Investment in securities
Subsidiaries	-	-	-	-
Long-term investments	-	-	6	-
Liquid Mutual funds	75	330	880	470
	75	330	886	470
Net movement in investments	1,174	1,012	2,557	1,110

Investment purchased and sold during the half year ended September 30, 2006:-

in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost

Templeton India Treasury Management Fund, Super IP	1000	1,186,698	121
HSBC Cash Fund - Institutional Plus	10	95,103,550	95
Kotak Liquid - Institutional Premium	10	74,717,568	75
HDFC Liquid Fund - Premium Plus Plan	10	20,148,779	25
Reliance Liquidity Fund	10	142,248,023	150

Particulars of investments made during the quarter and half year ended September 30, 2006 and 2005:-

in Rs. crore
Particulars of investee companies	Quarter ended		Half-year ended
	September 30,		September 30,
	2006	2005	2006	2005
Infosys Consulting Inc., USA	-	22	14	22
Infosys China	9	-	9	-
Infosys BPO Ltd	-	-	530	-
	9	22	553	22

Conversion of Cumulative Preference shares in Infosys BPO Ltd
Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs 9 crore to Rs 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.

Provisions for investments
The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the quarter and half year ended September 30, 2006 amounted to Rs. Nil and Rs. 2 crore respectively (for the quarter and half year ended September 30, 2005 Rs. Nil and Rs. Nil respectively).

The company provided Rs. 0.03 crore and Rs. 1 crore during the quarter and half year ended on September 30, 2006 (Rs. 1 crore and and Rs. 1 crore for the quarter and half year ended September 30, 2005) on revision of the carrying amount of non-trade current investments to fair value.

22.2.17. Segment reporting
The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended September 30, 2006 and 2005:-

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,230	465	592	312	674	3,273
	762	303	345	238	522	2,170
Identifiable operating expenses	529	201	251	142	281	1,404
	318	134	139	97	229	917
Allocated expenses	306	116	147	78	168	815
	193	76	87	60	132	548
Segmental operating income	395	148	194	92	225	1,054
	251	93	119	81	161	705
Unallocable expenses						110
						90
Operating income						944
						615
Other income (expense), net						66
						44
Net profit before taxes and exceptional items						1,010
						659
Income taxes						114
						67
Net profit after taxes and before exceptional items						896
						592
Income on sale of investments (net of taxes)						-
						-
Net profit after taxes and exceptional items						896
						592

Half-year ended September 30, 2006 and 2005:-

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,278	879	1,075	604	1,304	6,140
	1,465	575	666	435	996	4,137
Identifiable operating expenses	1,014	380	446	271	557	2,668
	617	260	277	182	431	1,767
Allocated expenses	573	221	270	152	328	1,544
	361	141	163	107	246	1,018
Segmental operating income	691	278	359	181	419	1,928
	487	174	226	146	319	1,352
Unallocable expenses						207
						165
Operating income						1,721
						1,187
Other income (expense), net						192
						75
Net profit before taxes and exceptional items						1,913
						1,262
Income taxes						218
						146
Net profit after taxes and before exceptional items						1,695
						1,116
Income on sale of investments (net of taxes)						6
						-
Net profit after taxes and exceptional items						1,701
						1,116

Geographic segments

Quarter ended September 30, 2006 and 2005:-

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	2,103	828	53	289	3,273
	1,437	510	33	190	2,170
Identifiable operating expenses	908	327	9	160	1,404
	602	201	18	96	917
Allocated expenses	524	206	13	72	815
	363	129	8	48	548
Segmental operating income	671	295	31	57	1,054
	472	180	7	46	705
Unallocable expenses					110
					90
Operating income					944
					615
Other income (expense), net					66
					44
Net profit before taxes and exceptional items					1,010
					659
Income taxes					114
					67
Net profit after taxes and before exceptional items					896
					592
Income on sale of investments (net of taxes)					-
					-
Net profit after taxes and exceptional items					896
					592

Half-year ended September 30, 2006 and 2005:-

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	3,953	1,566	94	527	6,140
	2,703	975	82	377	4,137
Identifiable operating expenses	1,730	623	32	283	2,668
	1,155	389	38	185	1,767
Allocated expenses	995	394	23	132	1,544
	665	240	20	93	1,018
Segmental operating income	1,228	549	39	112	1,928
	883	346	24	99	1,352
Unallocable expenses					207
					165
Operating income					1,721
					1,187
Other income (expense), net					192
					75
Net profit before taxes and exceptional items					1,913
					1,262
Income taxes					218
					146
Net profit after taxes and before exceptional items					1,695
					1,116
Income on sale of investments (net of taxes)					6
					-
Net profit after taxes and exceptional items					1,701
					1,116

22.2.18. Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at September 30, 2006 the company has provided for doubtful debts of Rs. 1 crore ( Rs 2 crore as at March 31, 2006) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies
The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended		Half-year ended
		September 30,		September 30,
		2006	2005	2006	2005
Final dividend for Fiscal 2005	3,77,66,327	-	-	-	25
Final dividend for Fiscal 2006	3,85,47,135	-	-	33	-
Silver Jubilee special dividend	3,85,47,135	-	-	116	-

22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share
At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended		Half-year ended
Particulars	September 30,		September 30,
	2006	2005	2006	2005
Number of shares considered as basic weighted average shares outstanding	55,47,72,296	54,42,02,438	55,37,98,511	54,30,96,662
Add: Effect of dilutive issues of shares/stock options	1,29,73,744	1,58,58,862	1,31,43,886	1,57,93,928
Number of shares considered as weighted average shares and potential shares outstanding	56,77,46,039	56,00,61,300	56,69,42,396	55,88,90,590

22.2.21 Exceptional items
During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the half year ended Sep 30, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the half year ended Sep 30, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.22 Gratuity Plan
Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of Rs.13 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crores
Particulars	As at
September 30, 2006
Obligations at period beginning	180
Service Cost	22
Interest cost	7
Actuarial (gain)/loss	(1)
Benefits paid	(6)
Obligations at period end	202

Defined benefit obligation liability as at the balance sheet is wholly funded by the company

Change in plan assets
Plans assets at period beginning, at fair value	167
Expected return on plan assets	7
Actuarial gain/(loss)	2
Contributions	40
Benefits paid	(6)
Plans assets at period end, at fair value	210

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	210
Present value of the defined benefit obligations at the end of the period	202
Asset recognized in the balance sheet	8

Gratuity cost for the period
Service cost	22
Interest cost	7
Expected return on plan assets	(7)
Actuarial (gain)/loss	(2)
Net gratuity cost	19

Investment details of plan assets
100% of the plan assets are invested in debt instruments.

Actual return on plan assets:	9

Assumptions
Interest rate	7.62%
Estimated rate of return on plan assets	7.62%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.23 Cash flow statement

22.2.23.a
The balance of cash and cash equivalents includes Rs. 3 crore as at September 30, 2006 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.23.b Restricted Cash
Deposits with financial institutions and body corporate as at September 30, 2006 include an amount of Rs. 121 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

	Balance Sheet Items
in Rs. crores
Schedule	Description	As at
		September 30, 2006	March 31, 2006

3	Fixed assets
	Additions
	Vehicles	-	0.75
	Deductions/retirements
	Land - free-hold	-	0.01
	Plant and Machinery	0.06	-
	Furniture and fixtures	0.05	-
	Buildings	-	0.80
	Depreciation & Amortization
	For the period
	Vehicles	-	0.19
	Deductions/retirements
	Plant and Machinery	0.04	-
	Furniture and fixtures	0.05	-
8	Unsecured, considered doubtful
	Loans and advances to employees
	Provision for doubtful loans and advances to employees	0.53	0.44
22.2.6	Computers on operating lease to Infosys BPO
	- Net Book Value	0.17	0.17
22.2.13	Balances with non-scheduled banks
	- Bank of China, Beijing, China	-	0.02
	- Citibank NA, Singapore	0.14	0.19
	- Citibank NA, Tokyo, Japan	0.07	1.19
	- Citibank NA, Sharjah, UAE	0.08	0.04
	- Nordbanken, Stockholm, Sweden	0.60	0.09
	- Svenska Handels Bank, Stockholm, Sweden	0.18	0.51
	- UFJ Bank, Tokyo, Japan	0.26	0.09
22.2.14	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions	1.75	0.10
22.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19

	Profit & Loss Items
in Rs. crores
		Quarter ended		Half-year ended
Schedule	Description	September 30,		September 30,
		2006	2005	2006	2005

	Profit & Loss account
	Provision for investments	0.02	0.57	2.79	0.63
	Residual Dividend Paid	-	-	4.23	0.25
	Additional Dividend Tax	-	-	0.60	0.03
12	Selling & Marketing expenses
	Contribution to Provident and other funds	0.48	0.35	0.93	0.47
	Staff welfare	-	0.31	-	0.41
	Consumables	0.09	0.07	0.18	0.13
	Software packages for own use	0.42	-	0.42	0.06
	Communication expenses	0.17	0.20	0.32	0.26
	Printing and stationery	0.30	0.44	0.70	0.92
	Advertisements	1.22	0.32	2.02	0.80
	Office maintenance	0.01	0.06	0.12	0.29
	Computer Maintenance	0.05	-	0.05	-
	Sales promotion expenses	0.61	0.22	0.91	0.45
13	General and Administration expenses
	Provision for doubtful loans and advances	(0.08)	0.07	0.07	0.11
	Overseas group health insurance	(0.05)	0.06	(0.18)	0.19
	Visa Charges Others	0.49	30.23	1.15	52.87
	Guest house maintenance	0.43	0.49	1.02	0.99
	Commission to non-whole time directors	0.51	0.32	0.98	0.63
	Freight charges	0.23	0.23	0.45	0.41
	Bank charges and commission	0.58	0.40	0.87	0.56
	Research grants	3.29	0.12	4.98	0.21
	Auditor's remuneration
	Statutory audit fees	0.16	0.09	0.26	0.18
	Others	-	0.84	-	1.22
	Out of Pocket Expenses	0.02	-	0.04	0.01

14	Other Income, Net
	Exchange differences	10.71	0.46	63.72	(8.99)
22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	(0.08)	0.07	0.07	0.11
	Commission to non-whole time directors	0.51	0.32	0.98	0.63
	Sales promotion expenses	0.61	0.22	0.91	0.45
	Guesthouse maintenance	0.43	0.49	1.02	0.99
	Freight charges	0.23	0.23	0.45	0.41
	Bank charges and commission	0.58	0.40	0.87	0.56
	Auditor's remuneration
	Statutory audit fees	0.16	0.09	0.26	0.18
	Others	-	0.84	-	1.22
	Out of Pocket Expenses	0.02	-	0.04	0.01
	Research grants	3.29	0.12	4.98	0.21
22.2.7	Related party transactions
	Revenue transactions:
	Interest Income -Infosys China	0.33	-	0.60	-
	Sale of services - Infosys Consulting	(0.25)	-	0.22	-
22.2.13.	Maximum balance with non-scheduled banks
	- Bank of China, Beijing China	0.02	0.04	0.02	0.08
	- Citibank NA, Hong Kong	-	0.30	-	0.30
	- Citibank NA, Singapore	0.17	0.30	0.19	0.37
	- Citibank NA, Sharjah, UAE	0.12	0.14	0.18	0.15
	- Deutsche Bank, Amsterdam, Netherlands	3.77	1.30	5.20	1.30
	- Nordbanken, Stockholm, Sweden	0.64	0.10	0.64	0.12
	-Nova Scotia Bank, Canada	0.01	0.01	0.02	0.02
	- UFJ Bank, Tokyo, Japan	33.79	28.15	33.79	28.15
22.2.15.	Profit / (loss) on disposal of fixed assets
	Profit on disposal of fixed assets, included in miscellaneous income	0.04	0.18	0.07	0.23
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.03)	(0.02)	(0.03)
	Profit/(Loss) on disposal of fixed assets,net	0.03	0.15	0.05	0.20

Cash Flow Statment Items

in Rs. crores
Schedule	Description	For the Period Ended
		September 30, 2006	September 30, 2005

Cash flow	(Profit)/ loss on sale of fixed assets	(0.05)	(0.02)
statement	Provision for investments	2.79	0.63
	Proceeds on disposal of fixed assets	0.16	0.25

Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended September 30, 2006 and September 30,2005 ( figures in italics are corresponding to the quarter and half year ended September 30, 2005) :

in Rs. crores
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy *	0.02	0.01	0.10	0.13
	0.03	0.01	0.05	0.09
	0.06	0.02	0.21	0.29
	0.06	0.02	0.11	0.19
Chief Executive Officer and Managing Director
Nandan M Nilekani	0.04	0.01	0.08	0.13
	0.03	0.01	0.05	0.09
	0.08	0.02	0.19	0.29
	0.06	0.02	0.11	0.19
President, Chief Operating Officer and Joint Managing Director
S Gopalakrishnan	0.04	0.01	0.08	0.13
	0.03	0.01	0.05	0.09
	0.08	0.02	0.20	0.30
	0.06	0.02	0.12	0.20
Whole-time Directors
K Dinesh	0.03	0.01	0.08	0.12
	0.03	0.01	0.05	0.09
	0.06	0.02	0.19	0.27
	0.06	0.02	0.10	0.18
S D Shibulal
	0.04	0.01	0.08	0.13
	0.23	-	0.14	0.37
	0.07	0.02	0.16	0.25
	0.45	-	0.14	0.59
T V Mohandas Pai
	0.06	0.01	0.14	0.21
	0.05	0.02	0.11	0.18
	0.12	0.04	0.35	0.51
	0.10	0.04	0.22	0.36
Srinath Batni
	0.05	0.01	0.12	0.18
	0.04	0.02	0.10	0.16
	0.10	0.02	0.30	0.42
	0.08	0.03	0.19	0.30
Chief Financial Officer
V Balakrishnan	0.05	0.01	0.09	0.15
	0.03	0.01	0.08	0.12
	0.09	0.02	0.27	0.38
	0.06	0.02	0.22	0.30
* Wholetime director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.06	-	-	0.06
	0.05	-	-	0.05
	0.12	-	-	0.12
	0.09	0.01	-	0.10
Prof.Marti G Subrahmanyam	0.06	-	0.02	0.08
	0.04	-	0.02	0.06
	0.12	-	0.05	0.17
	0.08	-	0.07	0.15
Philip Yeo	-	-	-	-
	-	-	-	-
	-	-	-	-
	0.03	-	-	0.03
David L Boyles	0.06	-	-	0.06
	0.03	-	-	0.03
	0.12	-	-	0.12
	0.03	-	-	0.03
Dr.Omkar Goswami	0.05	-	0.01	0.06
	0.04	0.01	0.01	0.06
	0.10	-	0.01	0.11
	0.08	0.01	0.02	0.11
Sen. Larry Pressler	0.02	-	-	0.02
	0.04	-	-	0.04
	0.03	-	0.03	0.06
	0.08	-	-	0.08
Rama Bijapurkar	0.06	-	-	0.06
	0.04	-	-	0.04
	0.12	-	0.01	0.13
	0.08	-	-	0.08
Claude Smadja	0.06	-	0.04	0.10
	0.04	-	0.05	0.09
	0.12	-	0.13	0.25
	0.08	-	0.08	0.16
Sridar A Iyengar	0.06	-	0.01	0.07
	0.04	-	0.04	0.08
	0.12	-	0.08	0.20
	0.08	-	0.11	0.19
Jeffrey Lehman	0.05	-	-	0.05
	-	-	-	-
	0.10	-	-	0.10
	-	-	-	-
N R Narayana Murthy *	0.03	-	-	0.03
	-	-	-	-
	0.03	-	-	0.03
	-	-	-	-
* Appointed as Additional Director effective August 21, 2006